

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 15, 2011

Via E-mail
Alex Fridman
Chief Executive Officer
East Shore Distributors, Inc.
1020 Fourth Avenue
Wall Township, NJ 07719

  Re: **East Shore Distributors, Inc.**
    Amendment No. 1 to Registration Statement on Form S-1
    Filed October 31, 2011
    File No. 333-176918

Dear Mr. Fridman:

  We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Description of Business, page 17

1. We partially reissue comment seven of our letter dated October 14, 2011. Please revise your filing to provide the disclosure regarding government regulation called for by Item 101(h)(4)(ix) of Regulation S-K with respect to the following, as applicable:

   - Obtaining 510(k) approval from the U.S. F.D.A.;

   - Your current and planned business operations in South America; and

   - The importing of your products from China.

In this regard, please also revise to disclose the estimated costs associated with obtaining 510(k) approval, as outlined in your response to prior comment seven.

Our Products, page 17

Alcohol Detection Saliva Strips, page 17

2. We note from your disclosure on page eight, under the risk factor "The ability to successfully deploy our business model . . . ," that you currently market your products in Argentina. Please revise the Business section of your prospectus to discuss your current business operations in Argentina.

Background, page 17

3. We note that this section continues to focus on the United States, despite your apparent focus on South America and your deletion of disclosure regarding your intention to focus on the law enforcement and forensic markets in the United States. Please revise this section to include disclosure that is more relevant to your target markets.

Legal BAC Limits Around the World, page 21

4. In light of your intention to market your product in Chile, please revise this table to include information regarding the legal BAC limits in Chile. Also, to the extent you intend to market your alcohol test strips in other South American countries not listed here, please revise to describe the BAC limits in such countries.

Methods of BAC Testing, page 21

5. We partially reissue comment eight of our letter dated October 14, 2011. Please clarify for us the basis for your statements attributed to Dr. Melethil. If you took such statements from a particular publication, please clarify whether you commissioned the publication. Also, please advise us of what relationship, if any, you have with Dr. Melethil.

Limitation of Alcohol Strips, page 24

6. We partially reissue comment 13 of our letter dated October 14, 2011. Please revise your disclosure to clarify, if true, that although your test strips cannot indicate or measure the exact level of intoxication, they can indicate and measure BAC. In this regard, we note that the disclosure in this section could be read to contradict your disclosure under Intended Use on page 22.

Cosmetics Products, page 25

Current Business Operations, page 27

7. We note your revised disclosure under this subheading and partially reissue comment 14 of our letter dated October 14, 2011. Please revise your disclosure to provide additional disclosure on the "limited sales" of your cosmetic products. For example, please revise to disclose the following information to the extent material to an understanding of your business:

    •   The market for your past sales (see Item 101(h)(4)(i) of Regulation S-K);

    •   Your distribution methods for your past sales and intended future sales pursuant (see Item 101(h)(4)(ii) of Regulation S-K); and

    •   The name of your principal supplier (see Item 101(h)(4)(v) of Regulation S-K).

Future Planned Products, page 27
Competition, page 29

8. We note that your disclosure in this section indicates that several negative side effects of caffeine will be avoided due to the intended formulation of your product. To provide more balanced disclosure, please either remove such statements or revise your disclosure to describe the negative side effects, if any, associated with your product's intended formulation.

Management's Discussion and Analysis . . . , page 32

9. Please revise your disclosure in this section to address the estimated costs of obtaining FDA approval to the extent you intend to do so over the next 12 months.

Results of Operations, page 32

For the Three Months Ended August 31, 2011, page 33

10. Please revise to discuss the reason(s) for the changes in revenues, cost of sales and general and administrative expenses between the comparable interim periods presented. Also revise to include a discussion of your results of operations for the six months ended August 31, 2011.

Liquidity and Capital Resources, page 33

11. We note you anticipate that your operational, and general and administrative expenses for the next 12 months will total approximately $100,000; and that these expenses will be financed through the Company's cash on hand of $27,768 as of August 31, 2011, plus approximately $72,000 in profits from sales. Given your revenue of $32,700, gross profit of $5,144 and gross profit margin of approximately 16% from June 11, 2011 (inception) through August 31, 2011, please explain to us the basis for your estimated profits from sales of $72,000 over the next 12 months.

February 28, 2011 Financial Statements

Notes to Financial Statements, page F-7

12. We note on page F-7 that you are a global distribution company, with intentions to market and distribute a wide variety of consumer products to various purchasers throughout the world, with an initial focus in South America and the United States. We further note on page 25 that all of your sales and operations have been focused in South America and, to-date you have made limited sales of your alcohol strips to purchasers in Brazil. Please revise to provide the geographic areas disclosures required by ASC 280-10-50-41(a) for both your annual and interim financial statements.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Steve Lo at (202) 551-3394 or John Archfield, at (202) 551-3315 if you have questions regarding comments on the financial statements and related matters. Please contact Shaz Niazi at (202) 551-3121 or Dieter King, at (202) 551-3338 with any other questions.

Sincerely,

/s/ Dieter King for

John Reynolds
Assistant Director